Exhibit (e)(2)

SCHEDULE A
to
Distribution Agreement

List of Funds
1.	Langar Global Health Tech ETF
2.	North Shore Equity Rotation ETF
3.	Obra Opportunistic Structured Products ETF
4.	Obra High Grade Structured Products ETF
5.	Trajan Wealth Income Opportunities ETF
6.	UVA Unconstrained Medium-Term Fixed Income ETF